Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Wayfair, Inc.

(Name of Issuer)

Class A Common

(Title of Class of Securities)

94419L101

(CUSIP Number)

12/31/2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest Partners 2007 Direct Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,115,296
(6) Shared voting power 0
(7) Sole dispositive power 2,115,296
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,115,296
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 4.62%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest 2007 Direct Associates L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,115,296
(7) Sole dispositive power 0
(8) Shared dispositive power 2,115,296
(9)	Aggregate amount beneficially owned by each reporting person 2,115,296
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 4.62%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest 2007 Direct Associates LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,115,296
(7) Sole dispositive power 0
(8) Shared dispositive power 2,115,296
(9)	Aggregate amount beneficially owned by each reporting person 2,115,296
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 4.62%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest Partners VIII-Venture Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,118,037
(6) Shared voting power 0
(7) Sole dispositive power 1,118,037
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,118,037
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 2.44%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest VIII-Venture Associates L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,118,037
(7) Sole dispositive power 0
(8) Shared dispositive power 1,118,037
(9)	Aggregate amount beneficially owned by each reporting person 1,103,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 2.44%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest VIII-Venture Associates LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,118,037
(7) Sole dispositive power 0
(8) Shared dispositive power 1,118,037
(9)	Aggregate amount beneficially owned by each reporting person 1,118,037
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 2.44%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest/NYSTRS Co-Investment Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,057,650
(6) Shared voting power 0
(7) Sole dispositive power 1,057,650
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,057,650
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 2.31%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HIPEP VI Select Associates L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,057,650
(7) Sole dispositive power 0
(8) Shared dispositive power 1,057,650
(9)	Aggregate amount beneficially owned by each reporting person 1,057,650
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 2.31%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HIPEP VI Select Associates LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,057,650
(7) Sole dispositive power 0
(8) Shared dispositive power 1,057,650
(9)	Aggregate amount beneficially owned by each reporting person 1,057,650
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 2.31%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest IX-Venture Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 15,601
(6) Shared voting power 0
(7) Sole dispositive power 15,601
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 15,601
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 0.03%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest IX-Venture Associates L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 15,601
(7) Sole dispositive power 0
(8) Shared dispositive power 15,601
(9)	Aggregate amount beneficially owned by each reporting person 15,601
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 0.03%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest IX-Venture Associates LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 15,601
(7) Sole dispositive power 0
(8) Shared dispositive power 15,601
(9)	Aggregate amount beneficially owned by each reporting person 15,601
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 0.03%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 94419L101

(1)	Names of reporting persons HarbourVest Partners LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,306,584
(7) Sole dispositive power 0
(8) Shared dispositive power 4,306,584
(9)	Aggregate amount beneficially owned by each reporting person 4,306,584
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
(11)	Percent of class represented by amount in Row (9) 9.40%
(12)	Type of reporting person (see instructions) IA

Item 1(a) Name of issuer: Wayfair, Inc.

Item 1(b) Address of issuer’s principal executive offices: 4 Copley Place, Boston, MA 02116

2(a) Name of person filing:

This filing made on behalf of HarbourVest Partners 2007 Direct Fund L.P., HarbourVest 2007 Direct Associates L.P., HarbourVest 2007 Direct Associates LLC, HarbourVest Partners VIII-Venture Fund L.P., HarbourVest Partners VIII-Venture Associates L.P., HarbourVest Partners VIII-Venture Associates LLC, HarbourVest Partners /NYSTRS Co-Invest Fund L.P., HIPEP VI Select Associates L.P., HIPEP VI Select Associates LLC, HarbourVest Partners IX-Venture Fund L.P., HarbourVest Partners IX-Venture Associates L.P., HarbourVest Partners IX-Venture Associates LLC and HarbourVest Partners, LLC (“HarbourVest”).

2(b) Address or principal business office or, if none, residence:

The principal business office of each reporting person is One Financial Center, 44th Floor, Boston, MA 02111

2(c) Citizenship: Reporting entities are all organized and exist under the laws of the State of Delaware.

2(d) Title of class of securities: Class A Common

2(e) CUSIP No.: 94419L101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Consists of 2,115,296 shares Class A Common Stock owned directly by HarbourVest Partners 2007 Direct Fund L.P. HarbourVest Partners LLC (“HarbourVest”) is the Managing Member of HarbourVest 2007 Direct Associates LLC, which is the General Partner of HarbourVest 2007 Direct Associates LLC, which is the General Partner of HarbourVest Partners 2007 Direct Fund L.P. Each of HarbourVest, HarbourVest 2007 Direct Associates LLC, and HarbourVest 2007 Direct Associates L.P. may be deemed to have a beneficial interest in the shares held by HarbourVest Partners 2007 Direct Fund L.P.

Voting and Investment power over the securities owned directly by HarbourVest Partners 2007 Direct Fund L.P. is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HarbourVest 2007 Direct Associates LLC, HarbourVest 2007 Direct Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest Partners 2007 Direct Fund L.P.

Consists of 1,118,037 shares Class A Common Stock owned directly by HarbourVest Partners VIII-Venture Fund L.P HarbourVest is the Managing Member of HarbourVest VIII-Venture Associates LLC, which is the General Partner of HarbourVest VIII-Venture Associates L.P. which is the General Partner of HarbourVest Partners VIII-Venture Fund L.P Each of HarbourVest, HarbourVest VIII-Venture Associates LLC, and HarbourVest VIII-Venture Associates L.P. may be deemed to have a beneficial interest in the shares held by HarbourVest Partners VIII-Venture Fund L.P.

Voting and Investment power over the securities owned directly by HarbourVest Partners VIII-Venture Fund L.P is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HarbourVest VIII-Venture Associates LLC, HarbourVest VIII-Venture Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest Partners VIII-Venture Fund L.P.

Consists of 1,057,650 shares Class A Common Stock owned directly by HarbourVest/NYSTRS Co-Invest Fund L.P. HarbourVest is the Managing Member of HIPEP VI Select Associates LLC, which is the General Partner of HIPEP VI Select Associates L.P. which is the General Partner of HarbourVest/NYSTRS Co-Invest Fund L.P. Each of HarbourVest, HIPEP VI Select Associates LLC, and HIPEP VI Select Associates L.P. may be deemed to have a beneficial interest in the shares held by HarbourVest/NYSTRS Co-Invest Fund L.P.

Voting and Investment power over the securities owned directly by HarbourVest/NYSTRS Co-Invest Fund L.P. is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HIPEP VI Select Associates LLC, HIPEP VI Select Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest/NYSTRS Co-Invest Fund L.P.

Consists of 15,601 shares Class A Common Stock owned directly by HarbourVest Partners IX-Venture Fund L.P HarbourVest is the Managing Member of HarbourVest IX-Venture Associates LLC, which is the General Partner of HarbourVest IX-Venture Associates L.P. which is the General Partner of HarbourVest Partners IX-Venture Fund L.P Each of HarbourVest, HarbourVest IX-Venture Associates LLC, and HarbourVest IX-Venture Associates L.P. may be deemed to have a beneficial interest in the shares held by HarbourVest Partners IX-Venture Fund L.P.

Voting and Investment power over the securities owned directly by HarbourVest Partners IX-Venture Fund L.P is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HarbourVest IX-Venture Associates LLC, HarbourVest IX-Venture Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest Partners IX-Venture Fund L.P.

(b) Percent of class: 9.40% of Class A Common Stock (Percentage based on the Issuer’s aggregate of 45,814,237 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by Wayfair, Inc. company counsel on Feb. 1, 2016.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

HarbourVest Partners 2007 Direct Fund L.P. has the sole power to vote or to direct the vote of 2,115,296 shares of Class A Common Stock.

HarbourVest Partners VIII-Venture Fund L.P. has the sole power to vote or to direct the vote of 1,118,037 shares of Class A Common Stock.

HarbourVest/NYSTRS Co-Invest Fund L.P. has the sole power to vote or to direct the vote of 1,057,650 shares of Class A Common Stock.

HarbourVest Partners IX-Venture Fund L.P. has the sole power to vote or to direct the vote of 15,601 shares of Class A Common Stock.

(ii) Shared power to vote or to direct the vote:

HarbourVest, HarbourVest 2007 Direct Associates L.P. and HarbourVest 2007 Direct Associates LLC may be deemed to have shared power to vote or to direct the vote of 2,115,296 shares Class A Common Stock held by HarbourVest Partners 2007 Direct Fund L.P.

HarbourVest, HarbourVest VIII-Venture Associates L.P. and HarbourVest VIII-Venture Associates LLC may be deemed to have shared power to vote or to direct the vote of 1,118,037 shares Class A Common Stock held by HarbourVest Partners VIII-Venture Fund L.P.

HarbourVest, HIPEP VI Select Associates L.P. and HIPEP VI Select Associates LLC may be deemed to have shared power to vote or to direct the vote of 1,057,650 shares Class A Common Stock held by HarbourVest/NYSTRS Co-Invest Fund L.P.

HarbourVest, HarbourVest IX-Venture Associates L.P. and HarbourVest IX-Venture Associates LLC may be deemed to have shared power to vote or to direct the vote of 15,601 shares Class A Common Stock held by HarbourVest Partners IX-Venture Fund L.P.

(iii) Sole power to dispose or to direct the disposition of:

HarbourVest Partners 2007 Direct Fund L.P. has the sole power to dispose or to direct the disposition of 2,115,296 shares of Class A Common Stock.

HarbourVest Partners VIII-Venture Fund L.P. has the sole power to dispose or to direct the disposition of 1,118,037 shares of Class A Common Stock.

HarbourVest/NYSTRS Co-Invest Fund L.P. has the sole power to dispose or to direct the disposition of 1,057,650 shares of Class A Common Stock.

HarbourVest Partners IX-Venture Fund L.P. has the sole power to dispose or to direct the disposition of 15,601 shares of Class A Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

HarbourVest, HarbourVest 2007 Direct Associates L.P. and HarbourVest 2007 Direct Associates LLC may be deemed to have shared power to dispose or to direct the disposition of 2,115,269 shares Class A Common Stock held by HarbourVest Partners 2007 Direct Fund L.P.

HarbourVest, HarbourVest VIII-Venture Associates L.P. and HarbourVest VIII-Venture Associates LLC may be deemed to have shared power to dispose or to direct the disposition of 1,118,037 shares Class A Common Stock held by HarbourVest Partners VIII-Venture Fund L.P.

HarbourVest, HIPEP VI Select Associates L.P. and HIPEP VI Select Associates LLC may be deemed to have shared power to dispose or to direct the disposition of 1,057,650 shares Class A Common Stock held by HarbourVest/NYSTRS Co-Invest Fund L.P.

HarbourVest, HarbourVest IX-Venture Associates L.P. and HarbourVest IX-Venture Associates LLC may be deemed to have shared power to dispose or to direct the disposition of 15,601 shares Class A Common Stock held by HarbourVest Partners IX-Venture Fund L.P.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8. Identification and Classification of Members of the Group.

SEE EXHIBIT A

Item 9. Notice of Dissolution of Group. Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	HarbourVest Partners LLC

	By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest Partners 2007 Direct Fund L.P.
By: HarbourVest 2007 Direct Associates L.P., its General Partner
By: HarbourVest 2007 Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
	By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest 2007 Direct Associates L.P.
By: HarbourVest 2007 Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
	By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest 2007 Direct Associates LLC
By: HarbourVest Partners, LLC, its Managing Member
	By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest Partners VIII- Venture Fund L.P.
By: HarbourVest VIII-Venture Associates L.P., its General Partner
By: HarbourVest VIII-Venture Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
By: /s/ Danielle M. Green
Name:	Danielle Green
Title:	Chief Compliance Officer

HarbourVest VIII-Venture Associates L.P.
By: HarbourVest VIII-Venture Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
By: /s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest VIII-Venture Associates LLC
By: HarbourVest Partners, LLC, its Managing Member
By: /s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest/NYSTRS Co-Invest Fund L.P.
By: HIPEP VI Select Associates L.P., its General Partner
By: HIPEP VI Select Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
By: /s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HIPEP VI Select Associates L.P.
By: HIPEP VI Select Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
By: /s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HIPEP VI Select Associates LLC
By: HarbourVest Partners, LLC, its Managing Member
By: /s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest Partners IX- Venture Fund L.P.
By: HarbourVest IX-Venture Associates L.P., its General Partner
By: HarbourVest IX-Venture Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest IX-Venture Associates L.P.
By: HarbourVest IX-Venture Associates LLC, its General Partner
By: HarbourVest Partners, LLC, its Managing Member
By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer

HarbourVest IX-Venture Associates LLC
By: HarbourVest Partners, LLC, its Managing Member
By:	/s/ Danielle M. Green
Name: Danielle Green
Title: Chief Compliance Officer